Exhibit 99.1

KPMG LLP

Chartered Professional Accountants

PO Box 10426 777 Dunsmuir Street

Vancouver BC V7Y 1K3

Telephone (604) 691-3000

Fax (604) 691-3031

www.kpmg.ca

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
Mogo Inc.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Mogo Inc. (the Company) as of December 31, 2020 and 2019, the related consolidated statements of operations and comprehensive loss, changes in equity (deficit), and cash flows for each of the years in the two‑year period ended December 31, 2020, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and its financial performance and its cash flows for each of the years in the two‑year period ended December 31, 2020, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

© 2021 KPMG LLP, an Ontario limited liability partnership and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. All rights reserved.

Mago Inc. Page 2

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Chartered Professional Accountants

We have served as the Company’s auditor since 2019.

Vancouver, Canada

March 23, 2021

Mogo Inc.

Consolidated Statement of Financial Position

(Expressed in thousands of Canadian Dollars)

	Note	December 31, 2020	December 31, 2019
Assets
Cash and cash equivalent		12,119	10,417
Loans receivable	4	47,227	88,655
Prepaid expenses, deposits and other assets	5	2,994	3,248
Investment portfolio	6	18,445	20,790
Deferred costs		—	137
Property and equipment	7	892	1,773
Right-of-use assets	11	3,879	4,821
Intangible assets	9	18,912	21,257
Total assets		104,468	151,098

Liabilities
Accounts payable and accruals	10	7,843	11,254
Lease liabilities	11	4,336	5,208
Credit facilities	12	37,644	76,472
Debentures	13	40,658	44,039
Convertible debentures	14	8,751	12,373
Total liabilities		99,232	149,346

Shareholders’ Equity
Share capital	25(a)	106,730	94,500
Contributed surplus		13,560	8,861
Deficit		(115,054)	(101,609)
Total shareholders’ equity		5,236	1,752
Total equity and liabilities		104,468	151,098

Approved on Behalf of the Board

Signed by “Greg Feller”                 , Director

Signed by “Minhas Mohamed”     , Director

The accompanying notes are an integral part of these financial statements.

Mogo Inc.

Consolidated Statement of Operations and Comprehensive Loss

(Expressed in thousands of Canadian Dollars)

		For the years ended December 31,
	Note	2020	2019
Revenue
Subscription and services	17	19,114	25,311
Interest revenue		25,131	34,494
		44,245	59,805
Cost of revenue
Provision for loan losses, net of recoveries	4	8,334	18,162
Transaction costs		414	625
		8,748	18,787
Gross profit		35,497	41,018
Operating expenses
Technology and development		12,989	14,989
Marketing		4,831	9,412
Customer service and operations		6,185	8,787
General and administration		10,353	11,484
Total operating expenses	17	34,358	44,672
Income (loss) from operations		1,139	(3,654)
Other expenses (income)
Credit facility interest expense	12	6,194	11,316
Debenture and other financing expense	6,11,14	6,170	7,710
Accretion related to debentures and convertible debentures	13,14	963	761
Gain on acquisition, net of transaction costs	22	—	(13,141)
Revaluation (gains) and losses	18	2,426	(18)
Other non-operating (income) expenses	19	(1,169)	543
		14,584	7,171
Net loss and comprehensive loss		(13,445)	(10,825)

Net loss per share
Basic and fully diluted	20	(0.47)	(0.42)
Weighted average number of basic and fully diluted common shares (in 000’s)		28,873	25,545

The accompanying notes are an integral part of these financial statements.

Mogo Inc.

Consolidated Statement of Changes in Equity (Deficit)

(Expressed in thousands of Canadian Dollars)

	Number of shares (000s)	Share capital	Contributed surplus	Deficit	Total
Balance, December 31, 2019	27,558	$94,500	$8,861	$(101,609)	$1,752
Loss and comprehensive loss	—	—	—	(13,445)	(13,445)
Stock based compensation (Note 25b)	—	—	1,371	—	1,371
Options and restricted share units (“RSUs”) exercised	335	1,112	(556)	—	556
Shares issued – Partial settlement of credit facility prepayment	307	1,000	—	—	1,000
Shares issued – debentures	776	1,410		—	1,410
Equity portion – convertible debentures	—	—	617	—	617
Shares issued – convertible debentures (Note 14)	2,155	4,983	—	—	4,983
Shares issued to settle debt	610	939	—	—	939
Warrants issued (Note 25d)	—		3,508	—	3,508
Conversion of warrants (Note 25d)	990	2,786	(775)	—	2,011
Amortization of warrants (Note 25d)	—	—	534	—	534
Balance, December 31, 2020	32,731	106,730	13,560	(115,054)	5,236

	Number of shares (000s)	Share capital	Contributed surplus	Deficit	Total
Balance, December 31, 2018	23,227	$75,045	$7,045	$(90,784)	$(8,694)
Loss and comprehensive loss	—	—	—	(10,825)	(10,825)
Incremental share issuance – acquisition of Difference Capital Financial Inc. (Note 22)	3,176	14,867	—	—	14,867
Issuance of replacement stock-based awards – acquisition of Difference Capital Financial Inc. (Note 22)	—	—	682	—	682
Conversion of warrants (Note 25d)	337	1,534	—	—	1,534
Shares issued – convertible debentures (Note 14)	367	1,568	(19)	—	1,549
Stock based compensation (Note 25b)	—	—	1,732	—	1,732
Options and restricted share units (“RSUs”) exercised	451	1,486	(716)	—	770
Amortization of warrants (Note 25d)	—	—	137	—	137
Balance, December 31, 2019	27,558	94,500	8,861	(101,609)	1,752

The accompanying notes are an integral part of these financial statements.

Mogo Inc.

Consolidated Statement of Cash Flows

(Expressed in thousands of Canadian Dollars)

		Years ended December 31,
	Note	December 31, 2020	December 31, 2019
Cash provided by (used in) the following activities:
Operating activities
Net loss and comprehensive loss		(13,445)	(10,825)
Items not affecting cash:
Depreciation and amortization		8,414	8,049
Non-cash warrant expense	25(d)	670	274
Gain on acquisition	22	—	(14,786)
Provision for loan losses	4	9,451	19,899
Credit facility and debenture interest expense		12,364	19,026
Accretion related to debentures		963	761
Stock based compensation expense	25(b)	1,371	1,732
Revaluation losses	18	2,426	276
Other non-operating (income) expenses	19	(606)	184
		21,608	24,590
Changes in:
Net collection (issuance) of loans receivable		2,080	(22,207)
Proceeds from sale of loan book		31,572	—
Prepaid expenses, deposits and other assets	5	513	239
Accounts payable and accruals	10	(3,328)	(323)
Cash generated from operating activities		52,445	2,299
Interest paid		(8,640)	(17,509)
Cash provided by (used in) operating activities		43,805	(15,210)

Investing activities
Purchases of property and equipment		(23)	(647)
Investment in intangible assets		(4,796)	(8,438)
Cash used in investing activities		(4,819)	(9,085)

Financing activities
Investment portfolio		(150)	—
Cash acquired upon acquisition of Difference Capital Financial Inc.	22	—	10,246
Proceeds from sale of investment		—	2,114
Lease liabilities – principal payments	11	(444)	(833)
Net advances (repayments) from (on) debentures		(399)	2,201
Net advances from credit facilities		(38,859)	(225)
Proceeds against warrants conversion		2,011	—
Cash payments on options exercised		557	770
Cash provided by (used in) financing activities		(37,284)	14,273

Net increase (decrease) in cash		1,702	(10,022)
Cash and cash equivalent, beginning of year		10,417	20,439
Cash and cash equivalent, end of year		12,119	10,417

The accompanying notes are an integral part of these financial statements.

Mogo Inc.

Notes to the Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except per share amounts)

For the years ended December 31, 2020 and 2019

1.	Nature of operations

Mogo Inc. (formerly Difference Capital Financial Inc.) (“Mogo” or the "Company") was continued under the Business Corporations Act (British Columbia) on June 21, 2019 in connection with the combination with Mogo Finance Technology Inc. (“Mogo Finance”) as further described in Note 22. The transaction was accounted for as a Business Combination, with Mogo Finance as the accounting acquirer. Accordingly, these financial statements reflect the continuing financial statements of Mogo Finance. The address of the Company's registered office is Suite 1700, Park Place, 666 Burrard Street, Vancouver, British Columbia, Canada, V6C 2X8. The Company’s common shares are listed on the Toronto Stock Exchange (“TSX”) and the Nasdaq Capital Market under the symbol “MOGO”.

Mogo — a financial technology company — offers a finance app that empowers consumers with simple solutions to help them get in control of their financial health and be more mindful of the impact they have on society and the planet. Users can sign up for Mogo and get instant access to an ecosystem of free financial products and content to help them live a more sustainable lifestyle. Mogo offers free credit score monitoring, identity fraud protection, bitcoin trading, loans and a digital spending account that comes with a prepaid Mogo Visa* Platinum Prepaid Card to help members control their spending and help fight climate change, by automatically offsetting CO2 as they spend. With a marketing partnership with Canada's largest news media company, Mogo continues to execute on its vision of becoming the go-to financial app for the next generation of Canadians.

COVID-19 Pandemic

During 2020, the Canadian economy experienced significant disruption and market volatility related to the global COVID-19 pandemic. The overall impact of the pandemic continues to be uncertain and dependent on actions taken by the Canadian government, businesses, and individuals to limit spread of the COVID-19 virus, as well as governmental economic response and support efforts.

The rapid worldwide spread of COVID-19 has prompted governments to implement restrictive measures to curb the spread of the pandemic. During this period of uncertainty, the Company’s priority has been to protect the health and safety of its employees, support and enforce government actions to slow the spread of COVID-19, and to continually assess and take appropriate actions to mitigate the risks to the business operations as a result of this pandemic.

The Company has implemented a COVID-19 response plan (the “COVID-19 Response Plan”) that includes a number of measures to safeguard against the spread of the virus at its offices and has maintained regular communications with suppliers, customers and business partners to monitor any potential risks to its ongoing operations.  Operationally, the Company has shifted its employees to work remotely, which was a relatively easy transition given the digital nature of the business. The Company is working closely with customers to support them through this changing environment and in certain circumstances, offering more flexible options including extended payment terms, payment deferrals and interest relief.

The Company make estimates and assumptions in preparing the consolidated financial statements. These estimates and assumptions have been made taking into consideration the economic impact of the COVID-19 pandemic and the significant economic volatility and uncertainty it has created. Actual results could differ materially from these estimates, in which case the impact would be recognized in the consolidated financial statements in future periods.

Mogo Inc.

Notes to the Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except per share amounts)

For the years ended December 31, 2020 and 2019

2.	Basis of presentation

Statement of compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). The policies applied in these consolidated financial statements were based on IFRS issued and outstanding at December 31, 2020.

The Company presents its consolidated statement of financial position on a non-classified basis in order of liquidity.

These consolidated financial statements were authorized for issue by the Board of Directors (the “Board”) on March 23, 2021.

These financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the payment of liabilities in the ordinary course of business. Should the Company be unable to continue as a going concern, it may be unable to realize the carrying value of its assets and to meet its liabilities as they become due in the normal course.

Management routinely plans future activities which includes forecasting future cash flows. Management has reviewed their plan with the Board and has collectively formed a judgment that the Company has adequate resources to continue as a going concern for the foreseeable future, which Management and the Board have defined as being at least the next 12 months. In arriving at this judgment, Management has considered the following: (i) cash flow projections of the Company, which incorporates a rolling forecast and detailed cash flow modeling through the current fiscal year, and (ii) the base of investors and debt lenders historically available to the Company. The expected cash flows have been modeled based on anticipated revenue and profit streams with debt programmed into the model. Refer to notes 10, 12, 13, 14 and 24 for details on amounts that may come due in the next 12 months.

For these reasons, the Company continues to adopt a going concern basis in preparing the consolidated financial statements.

Functional and presentation currency

These consolidated financial statements are presented in Canadian dollars, which is the Company's and its subsidiaries functional currency.

Basis of consolidation

The Company has consolidated the assets, liabilities, revenues and expenses of all its subsidiaries and its structured entity. The consolidated financial statements include the accounts of the Company, and its direct and indirect wholly-owned subsidiaries, Mogo Finance, Mogo Financial (Alberta) Inc., Mogo Financial (B.C.) Inc., Mogo Financial Inc., Mogo Financial (Ontario) Inc., Mogo Mortgage Technology Inc., Hornby Loan Brokers (Ottawa) Inc., Hornby Leasing Inc., Mogo Technology Inc. (a US subsidiary), Mogo Blockchain Technology Inc., Mogo Wealth Technology Inc., Thurlow Management Inc., Thurlow Capital (Alberta) Inc., Thurlow Capital (B.C.) Inc., Thurlow Capital (Manitoba) Inc., Thurlow Capital (Ontario) Inc., and Thurlow Capital (Ottawa) Inc. and its special purpose entity, Mogo Finance Trust (the “Trust”). The financial statements of the subsidiaries and the Trust are prepared for the same reporting period as the Company, using consistent accounting policies.

Subsidiaries are entities controlled by the Company. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

Mogo Inc.

Notes to the Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except per share amounts)

For the years ended December 31, 2020 and 2019

2.	Basis of presentation (Continued from previous page)

An entity is consolidated if the Company concludes that it controls the entity. The following circumstances may indicate a relationship in which, in substance, Mogo controls and therefore consolidates the entity:

•	The Company has power over the entity whereby the Company has the ability to direct the relevant activities (i.e., the activities that affect the entity’s returns);
•	The Company is exposed, or has rights, to variable returns from its involvement with the entity; and
•	The Company has the ability to use its power over the entity to affect the amount of the entity’s returns.

Special purpose entities (“SPEs”) are entities that are created to accomplish a narrow and well-defined objective such as the execution of a specific borrowing or lending transaction. An SPE is consolidated, if based on an evaluation of the substance of its relationship with the Company, and the SPE’s risks and rewards, the Company concludes that it controls the SPE. Mogo’s activities with respect to the Trust has resulted in the Company consolidating the Trust within these consolidated financial statements.

All inter‑company balances, income and expenses and unrealized gains and losses resulting from inter‑company transactions are eliminated in full.

3.	Significant accounting policies
(a)	Revenue recognition

Revenue is comprised of subscription and services and interest revenue.

The Company recognizes interest revenue, nonsufficient funds fees, and any other fees or charges permitted by applicable laws and pursuant to the agreement with the borrower. The Company records revenue on a net basis for those sales in which the Company has in substance acted as an agent or broker in the transaction.

Subscription and services is comprised of MogoSpend revenue, MogoMortgage brokerage commissions, premium account revenues, loan protection premiums, MogoCrypto revenue, MogoProtect subscriptions, Bitcoin mining revenue, and other fees and charges. Subscription and services revenue is measured based on the consideration specified in a contract with customers. The Company recognizes revenue when control of the services is transferred to the customer.

Interest revenue represents interest on our long-term loan products. Our long‑term loans fall into two categories: line of credit accounts and installment loans. For line of credit accounts, interest is recognized on an effective interest basis during the period, and fees are recognized when assessed to the customer. For installment loans, revenue is recognized on an effective interest basis over the term of the loan and fees are recognized when assessed to the customer. On February 28, 2020, Mogo completed the sale of the majority of its instalment loan portfolio, refer note 4 for more details.

In 2018, the Company, through a third-party hosting agreement, joined a Bitcoin mining pool that provided transaction verification services on the Bitcoin network. As there is no definitive guidance in IFRS for the accounting of digital currency mining activities, management has exercised judgement in determining this accounting treatment for the recognition of revenue from Bitcoin mining. The Company received Bitcoin as compensation for these services, which are recognized as revenue and measured at fair value (“FV”) according to the spot price at the time they were mined. Bitcoin is considered earned upon the addition of a block to the Bitcoin blockchain at which time the economic benefit is received and can be reliably measured. The Company ceased its Bitcoin operation in June 2019.

Mogo Inc.

Notes to the Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except per share amounts)

For the years ended December 31, 2020 and 2019

3.	Significant accounting policies (Continued from previous page)
(b)	Cost of revenue

Cost of revenue consists of provision for loan losses and transaction costs. Transaction costs are expenses that relate directly to the acquisition and processing of new customers (excluding marketing) and include expenses such as credit scoring fees, loan system transaction fees, and certain fees related to the MogoSpend and MogoProtect programs.

(c)	Financial instruments

Financial assets and liabilities are recognized when the Company becomes a party to the contractual provisions of the instrument. Financial assets are derecognized when the rights to receive cash flows from the assets have expired or have been transferred, and the Company has transferred substantially all risks and rewards of ownership. Financial liabilities are derecognized when the obligation specified in the contract is discharged, cancelled or expires. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as the derecognition of the original liability and the recognition of a new liability. The difference in the respective carrying amounts is recognized in the consolidated statement of operations and comprehensive loss.

Classification and measurement of financial assets and financial liabilities

At initial recognition, the Company measures a financial asset at its fair value plus, and in the case of a financial asset not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at fair value through profit or loss are expensed in profit or loss. Financial liabilities are recognized initially at fair value and are classified as amortized cost or as fair value through profit or loss (“FVTPL”). A financial liability is classified as at FVTPL if it is classified as held-for trading, it is a derivative or it is designated as such on initial recognition.

The Company classifies its financial assets between those to be measured subsequently at fair value (either through other comprehensive income, or through profit or loss), and those to be measured at amortized cost. Financial assets are not reclassified subsequent to their initial recognition unless the Company changes its business model for managing financial assets in which case all affected financial assets are reclassified on the first day of the first reporting period following the change in the business model.

A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated as FVTPL:

•	it is held within a business model whose objective is to hold assets to collect contractual cash flows; and
•	its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Mogo Inc.

Notes to the Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except per share amounts)

For the years ended December 31, 2020 and 2019

3.	Significant accounting policies (Continued from previous page)
(c)	Financial instruments (Continued from previous page)

A debt investment is measured at fair value through other comprehensive income (“FVOCI”) if it meets both of the following conditions and is not designated as at FVTPL:

•	it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and
•	its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

All financial assets not classified as measured at amortized cost or FVOCI as described above are measured at FVTPL.

Financial liabilities at FVTPL are measured at fair value and net gains and losses, including any interest expense, are recognized in profit or loss. Other financial liabilities are subsequently measured at amortized cost using the effective interest method. Interest expense is recognized in profit or loss. Any gain or loss on derecognition is also recognized in profit or loss.

The Company’s financial instruments measured at amortized cost include cash and cash equivalent, loans receivable, accounts payable and accruals, credit facilities, debentures, and convertible debentures.

The Company’s financial instruments measured at FVTPL include the investment portfolio and derivative instruments.

Realized gains or losses on the disposal of investments are determined based on the weighted average cost. Unrealized gains or losses on investments and derivative instruments are determined based on the change in fair value at each reporting period.

Impairment of financial assets

Expected credit loss model

The expected credit loss (“ECL”) model is a three-stage impairment approach used to measure the allowance for loan losses on loans receivable at each reporting period date. Loans are classified under one of three stages based on changes in credit quality since initial recognition. Stage 1 loans consist of performing loans that have not had a significant increase in credit risk since initial recognition. Loans that have experienced a significant increase in credit risk since initial recognition are classified as Stage 2, and loans considered to be credit-impaired are classified as Stage 3. The Company routinely refinances its existing customers, and accordingly, does not consider a modification to be an indicator of increased credit risk. The allowance for loan losses on both Stage 2 and Stage 3 loans is measured at lifetime ECLs. The allowance for loan losses on Stage 1 loans is measured at an amount equal to 12-month ECLs, representing the portion of lifetime ECLs expected to result from default events possible within 12 months of the reporting date. The Company’s measurement of ECLs is impacted by forward looking indicators (FLIs) including the consideration of forward macroeconomic conditions. Management has applied a probability weighted approach to the measurement of ECL as at December 31, 2020, involving multiple scenarios and additional FLIs, refer to note 4 for more details.

In response to the COVID-19 pandemic, the Company considered payment deferral requests from eligible customers. The agreement to a payment deferral on its own does not represent a significant increase in credit risk for an individual borrower that required migration from Stage 1 to Stage 2 under IFRS 9, nor are facilities with payment deferrals considered past due. In assessing credit risk, we monitor the credit quality of impacted borrowers using sound credit risk management practices. The loan modifications due to payment deferrals did not result in any modification gains or losses. As payment deferral periods conclude, we have been successful in working with clients to resume normal payments. As at December 31, 2020, the total outstanding balance of loans on a deferral plan is $34.

Mogo Inc.

Notes to the Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except per share amounts)

For the years ended December 31, 2020 and 2019

3.	Significant accounting policies (Continued from previous page)
(c)	Financial instruments (Continued from previous page)

Assessment of significant increase in credit risk

Significant increases in credit risk are assessed based on changes in probability of default of loans receivable subsequent to initial recognition. The Company uses past due information to determine whether credit risk has increased significantly since initial recognition. Loans receivable are considered to have experienced a significant increase in credit risk and are reclassified to Stage 2 if a contractual payment is more than 30 days past due as at the reporting date.

The Company defines default as the earlier of when a contractual loan payment is more than 90 days past due or when a loan becomes insolvent as a result of customer bankruptcy. Loans that have experienced a default event are considered to be credit-impaired and are reclassified as Stage 3 loans.

Measurement of expected credit losses

ECLs are measured as the calculated expected value of cash shortfalls over the remaining life of a loan receivable, using a probability-weighted approach that reflects reasonable and supportable information about historical loss rates, post-charge off recoveries, current conditions and forward-looking indicators such as bank rates and unemployment rates. During the year, the Company made certain adjustments with reference to COVID-19 in our ECL model, refer note 4 for more details. The measurement of ECLs primarily involves using this information to determine both the expected probability of a default event occurring and expected losses resulting from such default events. Loans are grouped according to product type, customer tenure and aging for the purpose of assessing ECLs. Historical loss rates and probability weights are re-assessed quarterly and subject to management review.

(d)	Property and equipment

All property and equipment are measured at cost less accumulated depreciation and accumulated impairment losses. Cost includes expenditures that are directly attributable to the acquisition of the asset. When parts of an item of property and equipment have different useful lives, they are accounted for as separate items of property and equipment.

All assets having limited useful lives are depreciated using the declining balance method at rates intended to depreciate the cost of assets over their estimated useful lives except leasehold improvements, which are depreciated straight line over the term of lease.

The depreciation rate for each class of asset during the current and comparative period are as follows:

Rate
Computer equipment	30%
Computer equipment – Bitcoin rigs	75%
Furniture and fixtures	20%
Leasehold improvements	Term of lease

The useful lives of items of property and equipment are reviewed periodically, and the useful life is altered if estimates have changed significantly.

Mogo Inc.

Notes to the Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except per share amounts)

For the years ended December 31, 2020 and 2019

3.	Significant accounting policies (Continued from previous page)
(e)	Intangible assets

Intangible assets are stated at cost less accumulated amortization and impairment losses. Intangible assets include both internally generated and acquired software with finite useful lives. Internally generated software costs primarily consist of salaries and payroll-related costs for employees directly involved in the development efforts and fees paid to outside consultants. Amortization is recorded at rates intended to amortize the cost of the intangible assets over their estimated useful lives as follows:

Rate
Software - Internally generated	5 years straight line
Software - Acquired	30% declining balance

Development costs, including those related to the development of software, are recognized as an intangible asset when the Company can demonstrate:

•	the technical feasibility of completing the intangible asset so that it will be available for use or sale;
•	its intention to complete and its ability to use or sell the asset;
•	how the asset will generate future economic benefits;
•	the availability of resources to complete the asset; and
•	the ability to measure reliably the expenditure during development.

Following initial recognition of the development expenditure as an asset, the cost model is applied requiring the asset to be carried at cost less any accumulated amortization and accumulated impairment losses. Amortization of the asset begins when development is complete, and the asset is available for use. During the period of development, the asset is tested for impairment annually.

Impairment of non‑financial assets

At the end of each reporting period, the Company reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss, if any. Where it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash‑generating units (“CGU”) to which the asset belongs. For impairment testing the Company is determined as one CGU. Where a reasonable and consistent basis of allocation can be identified, corporate assets are also allocated to individual CGUs, or otherwise they are allocated to the smallest group of CGUs for which a reasonable and consistent allocation basis can be identified. The Company has identified its intangible asset, the digital platform, as one CGU for the purpose of assessing impairment as synergies are realized between its digital products such that the products cannot be considered in insolation. Intangible assets with indefinite useful lives and intangible assets not yet available for use are tested for impairment at least annually, and whenever there is an indication that the asset may be impaired.

The recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre‑tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

Mogo Inc.

Notes to the Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except per share amounts)

For the years ended December 31, 2020 and 2019

3.	Significant accounting policies (Continued from previous page)
(e)	Intangible assets (Continued from previous page)

If the recoverable amount of an asset or CGU is estimated to be less than its carrying amount, the carrying amount of the asset or CGU is reduced to its recoverable amount. An impairment loss is recognized immediately in the consolidated statement of operations and comprehensive loss.

Where an impairment loss subsequently reverses, the carrying amount of the asset or CGU is increased to the revised estimate of its recoverable amount, such that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset or CGU in prior years. A reversal of an impairment loss is recognized in the consolidated statement of operations and comprehensive loss.

(f)	Foreign currencies

Transactions in foreign currencies are initially recorded at the foreign currency rate prevailing at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency of the Company at the rates prevailing on the reporting date. The Company has no subsidiaries or foreign operations with a functional currency other than Canadian dollars.

Non-monetary items that are measured at fair value in a foreign currency are translated using the exchange rates in effect at the date of the reporting period.

(g)	Income taxes

Income tax expense is comprised of current and deferred tax. Current tax is the expected tax payable or receivable on the taxable income or loss for the period, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date.

Deferred tax assets are recognized to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

(h)	Investment tax credits

The benefits of investment tax credits for scientific research and development expenditures are recognized in the year the qualifying expenditure is made, providing there is reasonable assurance of recovery.

(i)	Sales tax

Revenue, expenses and assets are recognized net of the amount of sales tax except where the sales tax incurred on a purchase of assets or services is not recoverable from the taxation authority, in which case the sales tax is recognized as part of the cost of acquisition of the asset or as part of the expense item as applicable. The net amount of sales tax recoverable from, or payable to, the taxation authority is included as part of amounts receivable or accounts payable and accrued liabilities in the consolidated statement of financial position.

Mogo Inc.

Notes to the Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except per share amounts)

For the years ended December 31, 2020 and 2019

3.	Significant accounting policies (Continued from previous page)
(j)	Provisions

Provisions are recognized when the Company has a present legal or constructive obligation that is the result of a past event, when it is probable that the Company will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made. If the effect of the time value of money is material, provisions are discounted using a current pre‑tax rate that reflects the risk specific to the obligation.

(k)	Earnings per share

The computation of earnings per share is based on the weighted average number of shares outstanding during the period. Diluted earnings per share are computed in a similar way to basic earnings per share except that the weighted average shares outstanding are increased to include additional shares assuming the exercise of share options or warrants, or conversion of convertible debentures, if dilutive.

(l)	Share-based payments

The Company measures equity settled stock options granted to directors, officers, employees and consultants based on their fair value at the grant date and recognizes compensation expense over the vesting period. Measurement inputs include the Company’s share price on the measurement date, the exercise price of the option or warrant, the expected volatility of the Company’s shares, the expected life of the options or warrants, and the risk-free rate of return. Dividends are not factored in as the Company does not expect to pay dividends in the foreseeable future. Expected forfeitures are estimated at the date of grant and subsequently adjusted if further information indicates actual forfeitures may vary from the original estimate.

For each restricted share unit (“RSU”) granted to directors, officers and employees, compensation expense is recognized equal to the market value of one common share at the date of grant based on the number of RSUs expected to vest, recognized over the term of the vesting period, with a corresponding credit to contributed surplus.

Share-based payment arrangements with non-employees in which the Company receives goods or services as consideration for its own equity instruments are accounted for as equity-settled share-based payments transactions. The share-based payments are measured based on the fair value of the goods or services received if the fair value can be reliably measured. Otherwise, the share-based payments are measured based on the fair value of the share-based awards using the expected life, risk free interest rate, volatility, and fair value of the underlying equity instrument at the time the goods or services are received.

For each restricted share unit (“RSU”) granted, compensation expense is recognized equal to the market value of one common share at the date of grant based on the number of RSUs expected to vest, recognized over the term of the vesting period, with a corresponding credit to contributed surplus.

(m)	Business combination

The Company uses acquisition method of accounting for its Business Combination. The consideration transferred in the acquisition is generally measured at fair value, as are the identifiable net assets acquired. Any gain on purchase is recognized in profit or loss immediately. Transaction cost are expenses as incurred, except if related to the issue of debt or equity securities. The consideration transferred does not include amounts related to the settlement of pre-existing relationship. Such amounts are generally recognized in statement of operations and comprehensive loss.

If Share-based payment awards (replacement awards) are required to be exchanged for awards held by acquiree’s employees, then all or a portion of the amount of the acquirer’s replacement awards is included in measuring the consideration transferred in the business combination. This determination is based on the market-based measure of the replacement awards compared with the market-based measure of the acquiree’s awards and the extent to which the replacement awards related to pre-acquisition services.

Mogo Inc.

Notes to the Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except per share amounts)

For the years ended December 31, 2020 and 2019

3.	Significant accounting policies (Continued from previous page)
(n)	Cash and cash equivalent

Cash and cash equivalent in the statement of financial position comprise cash at banks and on hand and short-term highly liquid deposits with an original maturity of three months or less, that are readily convertible to a known amount of cash and subject to an insignificant risk of changes in value. For the purpose of the consolidated statement of cash flows, cash and cash equivalents consist of cash and short-term deposits, as defined above.

(o)	Leases

Right-of-use assets

Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any re-measurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct cost incurred, and lease payments made at or before the commencement date less any lease incentives received. The right-of-use assets are depreciated on a straight-line basis over the lease term. Right-of-use assets are subject to evaluation of potential impairment.

Lease liabilities

The Company recognizes lease liabilities measured at the present value of lease payments to be made over the lease term. The lease payment includes fixed payments (including in-substance fixed payments). Variable payments are recorded in general and administration expenses as incurred.

In calculating the present value of lease payments, the Company uses the incremental borrowing rate at the lease commencement date if the interest rate implicit in the lease is not readily determinable. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is re-measured if there is a modification, a change in the lease term or a change in the in-substance fixed lease payments.

Short-term leases and leases of low-value assets

The Company applies the short-term lease recognition exemption to its short-term leases of properties (i.e., those leases that have a lease term of 12 months or less from the commencement date and do not contain a purchase option). It also applies the lease of low-value assets recognition exemption to leases of office equipment that are considered of low value (i.e., below $5,000). Lease payments on short-term leases and leases of low-value assets are recognized as expenses in the period incurred.

(p)	Significant accounting judgements, estimates and assumptions

The preparation of the consolidated financial statements requires management to make estimates, assumptions and judgments that affect the reported amount of assets and liabilities, and the reported amount of revenues and expenses during the year. Actual results may differ from these estimates. Estimates, assumptions, and judgments are reviewed on an ongoing basis. Revisions to accounting estimates are recognized on a prospective basis beginning from the period in which they are revised.

Mogo Inc.

Notes to the Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except per share amounts)

For the years ended December 31, 2020 and 2019

3.	Significant accounting policies (Continued from previous page)
(p)	Significant accounting judgements, estimates and assumptions (Continued from previous page)

Impact of COVID-19

The current outbreak of COVID-19, and any future emergence and spread of similar pathogens, could have a material adverse effect on global and local economic and business conditions which may adversely impact our business and results of operations, and the operations of contractors and service providers. In March 2020, the Company announced and implemented a number of cost saving initiatives to reduce operating expenses in response to the pandemic as part of its COVID-19 Response Plan.

The overall economic impacts of COVID-19 could include an impact on our ability to obtain debt and equity financing or potential future decreases in revenue or the profitability of our ongoing operations. This is an evolving situation, and the Company will continue to evaluate and adapt on an ongoing basis.  The extent of the impact that this pandemic may have on the Canadian economy and the Company’s business is currently highly uncertain and difficult to predict. Accordingly, there is a higher level of uncertainty with respect to management’s judgements and estimates at this time, particularly as it relates to the measurement of allowance for loan losses and fair valuation of our investment portfolio. The Company will continue to revisit our judgements and estimates where appropriate in future reporting periods as economic conditions surrounding the COVID-19 pandemic continue to evolve.

Significant accounting judgements

The following are the critical judgements, apart from those involving estimations that have been made in the process of applying the Company’s accounting policies, which have the most significant effect on the amounts recognized in the consolidated financial statements.

Capitalization of intangible assets

In applying its accounting policy for costs incurred during the development phase for new software, the Company must determine whether the criteria for capitalization have been met. The most difficult and subjective estimate is whether a project will generate probable future economic benefits. Management considers all appropriate facts and circumstances in making this assessment including historical experience, costs and anticipated future economic conditions.

Expected credits losses

In applying its accounting policy for the expected credit loss model the Company applies judgment in defining significant increase in credit losses, defaults, and its write-offs policy. Refer to note 4 for further details.

Mogo Inc.

Notes to the Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except per share amounts)

For the years ended December 31, 2020 and 2019

3.	Significant accounting policies (Continued from previous page)
(p)	Significant accounting judgements, estimates and assumptions (Continued from previous page)

Significant accounting estimates and assumptions

These estimates and assumptions are based on management’s historical experience, best knowledge of current events, conditions and actions that the Company may undertake in the future and other factors that management believes are reasonable under the circumstances.

These estimates and assumptions are reviewed periodically, and the effect of a change in accounting estimate or assumption is recognized prospectively by including it in the consolidated statement of operations and comprehensive loss in the period of the change and in any future periods affected.

The areas where estimates and assumptions have the most significant effect on the amounts recognized in the consolidated financial statements include the following:

(i)	Useful life of property and equipment and intangible assets and asset impairment

Estimated useful lives of property and equipment and intangible assets are based on management’s judgment and experience.

When management identifies that the actual useful lives for these assets differ materially from the estimates used to calculate depreciation and amortization, that change is adjusted prospectively. Due to the significant investment in intangible assets by the Company, variations between actual and estimated useful lives could impact operating results both positively and negatively. Asset lives, depreciation and amortization methods, and residual values are reviewed at the end of each reporting period.

The Company at the end of each reporting period assesses the recoverability of values assigned to property and equipment and intangible assets after considering potential impairment indicated by such factors as significant changes in technological, market, economic or legal environment, business and market trends, future prospects, current market value and other economic factors. If there is any indication in performing its review of recoverability, management estimates either the value in use or fair value less costs to sell.

(ii)	Allowance for loan losses

Our provision for loan losses consists of amounts charged to the consolidated statement of operations and comprehensive loss during the period to maintain an adequate allowance for loan losses. Our allowance for loan losses represents our estimate of the expected credit losses inherent in our existing loan portfolio and is based on a variety of factors, including the composition and quality of the portfolio, loan-specific information gathered through our collection efforts, delinquency levels, our historical charge-off and loss experience, our expectations of future loan performance, and general forward-looking macroeconomic conditions. The methodology and assumptions used in setting the loan loss allowance are reviewed regularly to reduce any difference between loss estimates and actual loss experience.

(iii)	Fair value of share-based payments

The Company uses the Black-Scholes valuation model to determine the fair value of equity-settled stock options. Management exercises judgment in determining certain inputs to this model including the expected life of the options, expected volatility and forfeiture rates, and expected dividend yield. Variation in actual results for any of these inputs will result in a different fair value of the stock option as compared to the original estimate.

Mogo Inc.

Notes to the Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except per share amounts)

For the years ended December 31, 2020 and 2019

3.	Significant accounting policies (Continued from previous page)
(p)	Significant accounting judgements, estimates and assumptions (Continued from previous page)
(iv)	Fair value of privately held investments:

Estimating fair value requires that significant judgment be applied to each individual investment. For privately held investments, the fair value of each investment is measured using the most appropriate valuation methodology or combination of methodologies in the judgment of management in light of the specific nature, facts and circumstances surrounding that investment. This may take into consideration, but not be limited to, one or more of the following: valuations of recent or in-progress funding rounds, forward revenue and earnings projections, comparable peer valuation multiples, and the initial cost base of the investment. Actual results could differ significantly from these estimates.

(v)	Determining the lease term of contracts with renewal options

The Company determines the lease term as the non-cancellable term of the lease, together with any periods covered by an option to extend the lease if it is reasonably certain to be exercised, or any periods covered by an option to terminate the lease, if it is reasonably certain not to be exercised.

The Company has the option, under some of its agreements to lease the assets for additional terms of one to ten years. The Company applies judgment in evaluating whether it is reasonably certain to exercise the option to renew, including the consideration of all relevant factors that create an economic incentive to exercise the renewal option. After the commencement date, the Company reassesses the lease term if there is a significant event or change in circumstances that is within its control and affects its ability to exercise the option to renew. The Company included the renewal period as part of the lease term for substantially all its property leases due to the significance of these assets to its operations.

(q)	New accounting policies

Government grants

Government grants are recognized if there is reasonable assurance that they will be received, and the Company will comply with any conditions associated with the grant. Grants that compensate the Company for expenses incurred are recognized in profit or loss on a gross basis in the period in which the expenses are recognized.

(r)	New and amended standards and interpretations

During 2020, the Company has applied Amendments to IFRS 16 - COVID-19 Related rent concessions.

The Amendment to IFRS 16 provide the practical expedient allowing the Company not to assess whether eligible rent concessions that are a direct consequence of the COVID-19 pandemic are lease modifications.

Certain other IFRS amendments and interpretations became effective on January 1, 2020, but do not have an impact on the consolidated financial statements of the Company. The Company has not adopted any standards or interpretations that have been issued but are not yet effective.

Mogo Inc.

Notes to the Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except per share amounts)

For the years ended December 31, 2020 and 2019

4.	Loans receivable

Loans receivable represent unsecured installment loans and lines of credit advanced to customers in the normal course of business. Current loans are defined as loans to customers with terms of one year or less, while non-current loans are those with terms exceeding one year. The breakdown of the Company’s gross loans receivable as at December 31, 2020 and December 31, 2019 are as follows:

	December 31, 2020	December 31, 2019
Current (terms of one year or less)	54,978	69,949
Non-Current (terms exceeding one year)	1,135	34,726
	56,113	104,675

The following table provides a breakdown of gross loans receivable and allowance for loan losses by aging bucket, which represents our assessment of credit risk exposure and by their IFRS 9 ECL measurement stage. The entire loan balance of a customer is aged in the same category as its oldest individual past due payment, to align with the stage groupings used in calculating the allowance for loan losses under IFRS 9. Stage 3 gross loans receivable include net balances outstanding and still anticipated to be collected for loans previously charged off and these are carried in gross receivables at the net expected collectable amount with no associated allowance:

		As at December 31, 2020
Risk Category	Days past due	Stage 1	Stage 2	Stage 3	Total
Strong	Not past due	47,590	—	—	47,590
Lower risk	1-30 days past due	1,571	—	—	1,571
Medium risk	31-60 days past due	—	720	—	720
Higher risk	61-90 days past due	—	415	—	415
Non-performing	91+ days past due or bankrupt	—	—	5,817	5,817
	Gross loans receivable	49,161	1,135	5,817	56,113
	Allowance for loan losses	(5,425)	(772)	(2,689)	(8,886)
	Loans receivable, net	43,736	363	3,128	47,227

Mogo Inc.

Notes to the Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except per share amounts)

For the years ended December 31, 2020 and 2019

4.	Loans receivable (Continued from previous page)

		As at December 31, 2019
Risk Category	Days past due	Stage 1	Stage 2	Stage 3	Total
Strong	Not past due	87,910	—	—	87,910
Lower risk	1-30 days past due	3,240	—	—	3,240
Medium risk	31-60 days past due	—	1,650	—	1,650
Higher risk	61-90 days past due	—	1,289	—	1,289
Non-performing	91+ days past due or bankrupt	—	—	10,586	10,586
	Gross loans receivable	91,150	2,939	10,586	104,675
	Allowance for loan losses	(7,477)	(1,784)	(6,759)	(16,020)
	Loans receivable, net	83,673	1,155	3,827	88,655

The following tables show reconciliations from the opening to the closing balance of the loss allowance:

	As at December 31, 2020
	Stage 1	Stage 2	Stage 3	Total
Balance as at January 1, 2020	7,479	1,783	6,758	16,020
Gross loans originated	1,346	—	—	1,346
Principal payments	(2,448)	(476)	(838)	(3,762)
Derecognition of allowance associated with Liquid Sale	(1,575)	(247)	(309)	(2,131)
Re-measurement of allowance before transfers	1,702	128	532	2,362
Re-measurement of amounts transferred between stages	(145)	636	9,014	9,505
Transfer to (from)
Stage 1 – 12 month ECLs	173	(122)	(51)	—
Stage 2 - Lifetime ECLs	(124)	125	(1)	—
Stage 3 - Lifetime ECLs	(983)	(1,055)	2,038	—
Net amounts written off against allowance			(14,454)	(14,454)
Balance as at December 31, 2020	5,425	772	2,689	8,886

Mogo Inc.

Notes to the Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except per share amounts)

For the years ended December 31, 2020 and 2019

4.	Loans receivable (Continued from previous page)

	As at December 31, 2019
	Stage 1	Stage 2	Stage 3	Total
Balance as at January 1, 2019	6,951	2,118	6,340	15,409
Gross loans originated	4,296	—	—	4,296
Principal payments	(2,536)	(449)	(912)	(3,897)
Re-measurement of allowance before transfers	523	(197)	(20)	306
Re-measurement of amounts transferred between stages	(84)	1,528	17,750	19,194
Transfer to (from)
Stage 1 – 12 month ECLs	96	(76)	(20)	—
Stage 2 - Lifetime ECLs	(238)	240	(2)	—
Stage 3 - Lifetime ECLs	(1,529)	(1,381)	2,910	—
Net amounts written off against allowance	—	—	(19,288)	(19,288)
Balance as at December 31, 2019	7,479	1,783	6,758	16,020

The Company’s measurement of ECLs is impacted by forward looking indicators (FLIs) including the consideration of forward macroeconomic conditions. In light of the COVID-19 pandemic, management has applied a probability weighted approach to the measurement of ECL as at December 31, 2020, involving multiple scenarios and additional FLIs. Additional factors considered include the possibility of a prolonged economic recession, the effectiveness of collection strategies implemented to assist customers experiencing financial difficulty (including varying potential levels of defaults for customers who have been offered payment deferral plans), the extent to which government subsidies will continue to be available as the COVID-19 pandemic continues, and the level of loan protection insurance held by customers within our portfolio..

The primary FLIs impacting ECL include rate of loans experiencing financial difficulty and collections. As part of the process, three forward looking scenarios are generated 1) Optimistic, 2) Neutral, and 3) Pessimistic. The following table shows the primary FLIs used in the determination of the probability weighted allowance in each of the scenarios relative to the base case.

	Optimistic forecast	Neutral forecast	Pessimistic forecast
Increase in delinquent loans going into collections	5%	7%	13%
Decrease in collection efficiency	5%	10%	15%

The assignment of the probability weighting for the multiple scenarios using these FLIs involves management judgment through a robust internal review and analysis to arrive at a collective view on the likelihood of each scenario. If management were to assign 100% probability to the optimistic and pessimistic scenario forecasts, the allowance for credit losses would have been $361 lower and $472 higher than the reported allowance for credit losses as at December 31, 2020, respectively.

Mogo Inc.

Notes to the Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except per share amounts)

For the years ended December 31, 2020 and 2019

4.	Loans receivable (Continued from previous page)

In response to the COVID-19 pandemic, the Company considered payment deferral requests from eligible customers. The agreement to a payment deferral on its own does not represent a significant increase in credit risk for an individual borrower that required migration from Stage 1 to Stage 2 under IFRS 9, nor are facilities with payment deferrals considered past due. In assessing credit risk, we monitor the credit quality of impacted borrowers using sound credit risk management practices. The loan modifications due to payment deferrals did not result in any modification gains or losses. As payment deferral periods conclude, we have been successful in working with clients to resume normal payments. As at December 31, 2020 there are 16 loans that remain on a deferral plan with a total outstanding balance of $34.

As at December 31, 2020, our allowance for loan losses includes $1,049 of management overlay added due to the present economic uncertainties caused in part by the COVID-19 pandemic. The Company believes this provides adequate provision to absorb the impact on our loan book of any potential deterioration in future macroeconomic conditions that may result from the ongoing COVID-19 pandemic.

The overall changes in the allowance for loan losses are summarized below:

Allowance for loan losses	Year ended December 31, 2020	Year ended December 31, 2019
Balance, beginning of period	16,020	15,409
Derecognition of allowance associated with loan sale	(2,131)	—
Provision for loan losses	9,451	19,899
Charge offs	(14,454)	(19,288)
Balance, end of period	8,886	16,020

The provision for loan losses in the consolidated statement of operations and comprehensive loss is recorded net of recoveries of $1,117 (2019- $1,737).

On February 28, 2020, Mogo completed the sale of the majority of its non-current (“MogoLiquid”) loan portfolio (the “Liquid Sale”) for gross consideration of $31,572, de-recognized net loan receivables of $29,896 and recognized a corresponding gain on sale of loan book amounting to $1,676. This gain is presented within other non-operating expenses, in the consolidated statement of operations and comprehensive loss.

Mogo is also eligible for an additional performance-based payment of up to $1,500 payable upon achieving certain agreed-upon annual origination amounts under the 3-year lending partnership with the purchaser of the Liquid Sale. These performance-based payments are not recognizable into income until the related performance milestones are fully achieved. For the year ended December 31, 2020, none of this additional performance-based payment has been recognized.

Mogo Inc.

Notes to the Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except per share amounts)

For the years ended December 31, 2020 and 2019

5.	Prepaid expenses, deposits and other assets

	2020	2019
Prepaid expenses	1,546	1,150
Deposits and other receivables	1,448	2,098
	2,994	3,248

6.	Related party transactions

Related party transactions during the year ended December 31, 2020 include transactions with debenture holders that incur interest. The related party debentures balance as at December 31, 2020 totaled $358 (December 31, 2019 – $348). The debentures bear annual coupon interest of 8.0% (December 31, 2019 – 10.0% to 18.0%) with interest expense of $35 for the year ended December 31, 2020 (December 31, 2019 – $258). The related parties involved in such transactions include shareholders, officers, directors, and management, close members of their families, or entities which are directly or indirectly controlled by close members of their families. The debentures are ongoing contractual obligations that are used to fund our corporate and operational activities. In relation to the amendment to the terms of debentures on September 30, 2020 (see Note 25d), 35,831 warrants were issued to related parties with a fair value of $28.

On June 28, 2019, the Company sold its minority interest in Wekerloo Developments Inc., which is majority-owned by one of the Company’s directors, to an arm’s length buyer for proceeds of $2,100, equivalent to its initial cost recognized on the consolidated statement of financial position, resulting in no gain or loss on disposition.

Key management personnel

Key management personnel (“KMP”) are those persons having authority and responsibility for planning, directing, and controlling the activities of the entity, directly or indirectly. Key management personnel consist of directors and executive officers.

Share based payments below are measured at the grant date fair value of options & awards issued in the year.

During the year ended December 31, 2020, KMP were granted 1,425,000 stock options with a fair value of $2,403 at the grant date (2019: 117,714 stock options with a fair value of $237 at the grant date).

Aggregate compensation of KMP during the year consisted of:

	2020	2019
Salary and short-term benefits	761	1,554
Share – based payments	591	368
	1,352	1,922

7.	Investment portfolio

Investments consist of the following by investment type:

	December 31, 2020	December 31, 2019
Equities	18,445	20,590
Partnership interests and others	-	200
	18,445	20,790

Mogo Inc.

Notes to the Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except per share amounts)

For the years ended December 31, 2020 and 2019

8.	Property and equipment

	Computer equipment	Furniture and fixtures	Leasehold improvements	Total
Cost
Balance at December 31, 2018	5,046	1,502	2,509	9,057
Additions	186	3	—	189
Disposals	(719)	(325)	—	(1,044)
Balance at December 31, 2019	4,513	1,180	2,509	8,202
Additions	22	—	—	22
Disposals	(2,452)	—	(454)	(2,906)
Balance at December 31, 2020	2,083	1,180	2,055	5,318

Accumulated depreciation
Balance at December 31, 2018	3,672	899	1,470	6,041
Depreciation	749	116	465	1,330
Disposals	(660)	(282)	—	(942)
Balance at December 31, 2019	3,761	733	1,935	6,429
Depreciation	229	91	311	631
Disposals	(2,443)	—	(191)	(2,634)
Balance at December 31, 2020	1,547	824	2,055	4,426

Net book value
Balance at December 31, 2019	752	447	574	1,773
Balance at December 31, 2020	536	356	—	892

During the current year, the Company vacated one of its leased properties and accordingly wrote off $263 of net book value related to leasehold improvements for the right of use asset and also recognized a loss of $9 (2019- $102) on the disposal of computer equipment, including fully depreciated bitcoin equipment with a cost and accumulated depreciation of $2,427 and furniture and fixtures. Non-cash expense related to disposals is recorded in the consolidated statement of operations and comprehensive loss.

Mogo Inc.

Notes to the Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except per share amounts)

For the years ended December 31, 2020 and 2019

8.	Property and equipment (Continued from previous page)

Depreciation of $311 for the year ended December 31, 2020 (December 31, 2019 - $465) is included in general and administration expenses. Depreciation expense of $320 for the year ended December 31, 2020 (December 31, 2019 - $865) for all other property and equipment is included in technology and development costs.

9.	Intangible assets

	Internally generated – Completed	Internally generated – In Process	Acquired software licences	Total
Cost
Balance at December 31, 2018	26,901	898	3,356	31,155
Additions	—	8,438	—	8,438
Transfers	7,948	(7,948)	—	—
Balance at December 31, 2019	34,849	1,388	3,356	39,593
Additions	—	4,796	—	4,796
Transfers	4,655	(4,655)	—	—
Balance at December 31, 2020	39,504	1,529	3,356	44,389
Accumulated depreciation
Balance at December 31, 2018	9,374	—	3,123	12,497
Amortization	5,764	—	75	5,839
Balance at December 31, 2019	15,138	—	3,198	18,336
Amortization	7,093	—	48	7,141
Balance at December 31, 2020	22,231	—	3,246	25,477
Net book value
Balance at December 31, 2019	19,711	1,388	158	21,257
Balance at December 31, 2020	17,273	1,529	110	18,912

Intangible assets include both internally generated and acquired software with finite useful lives. Amortization of intangible assets of $7,141 for the year ended December 31, 2020 (December 31, 2019 – $5,839) is included in technology and development costs.

10.	Accounts payable and accruals

	2020	2019
Trade payables	3,291	7,128
Accrued expenses	2,423	2,801
Accrued wages and other benefits	1,379	575
Others	750	750
	7,843	11,254

Mogo Inc.

Notes to the Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except per share amounts)

For the years ended December 31, 2020 and 2019

11.	Leases

The Company has lease agreements for its office spaces. Leases generally have lease terms between 2 years to 7 years with an option to renew the lease after that date. The Company assesses at the lease commencement date whether it is reasonably certain to exercise the extension option. The Company re-assesses whether it is reasonably certain to exercise the options if there is a significant event or significant change in circumstances within its control.

During the year, the Company has not made any re-assessment related to extension option. Information about leases for which the Company is a lessee is presented below:

Amount recognized in the consolidated statement of financial position:

Set out below are the carrying amounts of the Company’s right-of-use assets and Lease liabilities recognized and the movements during the year ended December 31, 2020 and 2019.

	Right -of-use- assets	Lease Liabilities
As at January 1, 2019	4,352	4,694
Modifications and renewals	1,228	1,226
Additions	121	121
Depreciation expense	(880)	—
Interest expense	—	345
Payments	—	(1,178)
As at December 31, 2019	4,821	5,208
Modifications and renewals	33	(100)
Disposals	(333)	(328)
Depreciation expense	(642)	—
Interest expense	—	272
Payments	—	(716)
As at December 31, 2020	3,879	4,336

Amount recognized in the consolidated statement of operations and comprehensive loss:

	2020	2019
Depreciation expense of right-of-use assets	642	880
Interest expense on lease liabilities	272	345
Expenses relating to short term leases	39	151
Variable lease payments	516	155
Total amount recognized in consolidated statement of operations and comprehensive loss	1,469	1,531

Depreciation of right-of-use assets is included in general and administration expenses. Interest expense related to lease liabilities is included in debenture and other financing expense.

The Company in its cash flow has classified cash payment of $444 related to principal portion of lease payments as financing activities and cash payments of $272 related to interest portion as operating activities consistent with the presentation of interest payments chosen by the Company.

Mogo Inc.

Notes to the Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except per share amounts)

For the years ended December 31, 2020 and 2019

11.	Leases (Continued from previous page)

The Company negotiated rent concessions with its landlords for some of its leased properties in relation to actions taken as part of its COVID-19 Response Plan during the current year. The Company has applied the IFRS 16 practical expedient for COVID-19 related to rent concessions to all eligible rent concessions. The Company recognized a gain of $107 during the year ended December 31, 2020 (2019 - $nil) which is included in other non-operating (income) expenses in the consolidated statement of comprehensive loss to reflect changes in lease payments arising from rent concessions

12.	Credit facilities

As of December 31, 2019, the Company had two credit facilities: the “Credit Facility – Liquid” and the “Credit Facility – Other”, both credit facilities are subject to variable interest rates that reference LIBOR, or under certain conditions, the Federal Funds Rate in effect.

On December 31, 2019, the Company amended its Credit Facility – Other. The amendments lowered the effective interest rate from a maximum of LIBOR plus 12.5% (with a LIBOR floor of 2%) to LIBOR plus 9% (with a LIBOR floor of 1.5%) effective July 2, 2020, payable on the greater of the actual aggregate unpaid principal balance, or the prescribed minimum balance under the term loan agreement. In addition, the amendment increased the available loan capital from $50 million to $60 million and extended the maturity date of the facility by two years from July 2, 2020 to July 2, 2022.

On June 29, 2020, the Company further amended its Credit Facility – Other. The amendments decreased the available loan capital back from $60 million to $50 million and reduced the prescribed minimum balances applicable in the calculation of interest as described above. There is a 0.33% fee on the available but undrawn portion of the $50 million facility.

On February 28, 2020, in conjunction with the Liquid Sale, Mogo repaid and extinguished its Credit Facility – Liquid, which held a principal outstanding balance of approximately $28,683 immediately prior to derecognition. As part of extinguishing the facility in advance of its maturity, Mogo recognized a prepayment penalty of $2,500 of which $1,500 was payable in cash and of which $1,000 was settled in shares on March 5, 2020, through the issuance of 306,842 common shares, priced at $3.259 per share.

	December 31, 2020	December 31, 2019
Credit Facility - Other
Funds drawn	37,644	47,248
Credit Facility - Liquid
Funds drawn	—	29,255
Interest payable	—	191
Unamortized deferred financing cost	—	(222)
	—	29,224
	37,644	76,472

Credit facility- Other is subject to certain covenants and events of default. As of December 31, 2020, and December 31, 2019, the Company was in compliance with these covenants. Interest expense on both credit facilities is included in credit facility interest expense in the consolidated statement of operations and comprehensive loss.

Mogo Inc.

Notes to the Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except per share amounts)

For the years ended December 31, 2020 and 2019

12.	Credit facilities (Continued from previous page)

Management routinely reviews and renegotiates terms, including interest rates and maturity dates, and will continue to refinance these credit facilities as they become due and payable.

The Company has pledged financial instruments as collateral against its credit facilities. Under the terms of the general security agreement, assets pledged as collateral primarily include cash and cash equivalents with a balance of $892 (2019 - $5,050) and loans receivable with a carrying amount equal to $47,227 (2019 - $88,655).

13.	Debentures

On September 30, 2020, the Company and its debenture holders approved certain amendments to the terms of the debentures, with an effective date of July 1, 2020. Among other things, the amendments include:

i)

a reduction in the weighted average coupon interest rate, from approximately 14% to approximately 7% and the extension of the maturity date for 50% of the principal balance to January 31, 2023, and the remainder to January 31, 2024;

ii)

replacement of the former monthly interest payable by a new quarterly payment (the “Quarterly Payment”), the amount of which is fixed at 12% per annum (3% per quarter) of the principal balance of the debentures as at September 29, 2020. Debenture holders received an election to either receive the Quarterly Payment as a) an interest payment of 8% per annum (2% per quarter) with the remainder of the payment going towards reducing the principal balance of the debenture, or b) a reduction of the principal balance of the debenture equal to the amount of the Quarterly Payment;

iii)	settlement of the new Quarterly Payment on the first business day following the end of a calendar quarter at the Company’s option either in cash or the Company’s common shares; and

iv)

an option for all debenture holders to receive a lump-sum payout of their previously unpaid interest for the period from March 1, 2020 to June 30, 2020, at a reduced interest rate of 10%. Those who elected this option were paid in common shares of the Company in October 2020 subsequent to the end of the quarter.

On October 7, 2020, Mogo issued 4,479,392 warrants (the “Debenture Warrants”) to its debenture holders in connection with the debenture amendments approved on September 30, 2020, at an exercise price of $2.03 per warrant. The Debenture Warrants are exercisable at any time until December 31, 2022. During the year, 990,427 warrants were exercised into common shares for cash proceeds of $2,011.

At the date of the amendments, the warrants were recognized as a financial liability of $3,500 at fair value using the Black Scholes valuation model. Upon issuance of the Debenture Warrants on October 7, 2020, the financial liability was converted into an equity instrument and remeasured to a fair value of $3,508 recognized in equity as of that date with the difference recorded as a gain to the consolidated statement of operations and comprehensive loss.

The amendments to the debentures were accounted for as a settlement of the previous debt and replacement by a new financial liability. On September 30, 2020, the carrying amount of the previous debt of $47,264 was replaced by a new financial liability with a fair value of $42,231, calculated using the present value of future cash flows discounted at the prevailing market interest rate. The difference between the face value of the new financial liability and its fair value is recorded against the principal balance and accreted using the effective interest rate method over the term of the debentures. Additionally, the Debenture Warrants issuable at October 7, 2020, were initially recognized as a separate liability with a fair value of $3,500. The $1,533 difference in carrying value of the previous debt and fair value of the new financial liabilities was recorded as a $767 reduction to debenture interest expense and other financing expense to revise interest owing, using the amended interest rate, and a $765 gain on debenture amendment recorded to other non-operating (income) expenses in the consolidated statement of operations and comprehensive loss.

Mogo Inc.

Notes to the Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except per share amounts)

For the years ended December 31, 2020 and 2019

13.	Debentures (Continued from previous page)

Transaction costs of $169 related to amendments were recorded in other non-operating (income) expenses in the consolidated statement of operations and comprehensive loss. Interest expense on the debentures related to the coupon payment is included in debenture interest and other financing expense, and the portion of expense related to accretion of the discount is recorded separately to accretion related to debentures, in the consolidated statement of operations and comprehensive loss.

	December 31, 2020	December 31, 2019
Principal balance	43,442	43,496
Discount	(3,575)	—
	39,867	43,496
Interest payable	791	543
	40,658	44,039

Previously the debentures required monthly interest only payments and had annual interest rates ranging between 10.0% and 18.0% for the six months ended June 30, 2020 (year ended December 31, 2019 – 10.0% and 18.0%). For debenture interest owing from March to June 2020, the Company exercised its right to add the debenture interest to the principal balance of the debentures rather than paying it monthly in cash.

The debenture principal repayments will be made according to the following schedule and are payable in either cash or Mogo common shares at Mogo’s option:

	Principal component of quarterly payment	Principal due on maturity	Total
2021	2,054	—	2,054
2022	2,183	—	2,183
2023	3,294	16,677	19,971
2024	941	18,293	19,234
	8,472	34,970	43,442

14.	Convertible debentures

On June 6, 2017, the Company issued 10% convertible debentures of $15,000 aggregate principal amount at a price of one thousand dollars per debenture, with a maturity date of May 31, 2020. On May 27, 2020, the Company amended the remaining $12,621 principal value of convertible debentures (the “Amendments”) to include, among other things, an extension of the maturity date to May 31, 2022, and a reduction in the conversion price of the principal by 45% from $5.00 to $2.75 per common share (the “Conversion Price”).

Subsequent to the Amendments, the interest is payable on a quarterly basis in arrears in February, May, August and November of each year, at the Company’s option either i) in common shares of the Company, issued at a price equal to the volume weighted average trading price (“VWAP”) of the common shares for the 20 trading days ending on the fifth day prior to the interest payment date, or ii) in cash. Prior to the Amendments, interest was payable on a semi-annual basis in arrears in May and November of each year.

Mogo Inc.

Notes to the Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except per share amounts)

For the years ended December 31, 2020 and 2019

14.	Convertible debentures (Continued from previous page)

At any time that the 20-day VWAP of the common shares on the TSX exceeds $3.4375 per share, representing 125% of the Conversion Price, the Company may convert the convertible debentures in whole or in part, including any accrued interest, to common shares at the Conversion Price of $2.75 per common share. This trigger price was changed from 115% of the former conversion price to 125% of the new Conversion Price as a result of the Amendments. Additionally, the convertible debentures are convertible, at the option of the holder, in whole or in part, into common shares of the Company at any time before the maturity date at the Conversion Price of $2.75 per share.

Upon maturity the convertible debentures are payable, at the Company’s option, either i) in common shares of the Company issued at a price equal to the 20-day VWAP of the common shares on the TSX ending on the fifth day prior to the maturity date, or ii) in cash.

The amendments to the convertible debentures were accounted for as a settlement of the previous debt and replacement by a new compound financial instrument. On May 27, 2020, the principal balance of $12,621 was bifurcated and first allocated to the debt component of the convertible debenture by discounting the future principal and interest payments at the prevailing market interest rate at the date of issuance for a similar non-convertible debt instrument. The residual difference between the $12,621 and the fair value allocated to the debt component, was then allocated to contributed surplus within shareholders’ equity. Transaction costs of $796 related to amendments were netted against their respective debt and equity components.

On December 10, 2020, the Company gave notice to the holders of the convertible debentures that it was exercising its early conversion right such that the convertible debentures would be converted to common shares at the Conversion Price of $2.75 per share on or about January 11, 2021 refer to note 27– Subsequent event for details. On the date of this announcement the carrying amount of the liability component was adjusted to par and recognized unamortized discount and transaction costs of $927 to the consolidated statement of operations and comprehensive loss.

The following table summarizes the carrying value of the convertible debentures as at December 31, 2020:

	Liability component of convertible debentures	Equity component of convertible debentures	Net book value, December 31, 2020	Net book value, December 31, 2019
Convertible debentures	11,963	658	12,621	12,621
Transaction costs	(755)	(41)	(796)	(1,318)
Net proceeds	11,208	617	11,825	11,303
Conversion of debentures to equity (net of $184 unamortized transaction cost)	(3,754)	—	(3,754)	—
Accretion in carrying value of debenture liability	1,228	—	1,228	1,786
Accrued interest	684	—	684	1,381
Interest converted in shares and paid	(615)	—	(615)	(1,276)
	8,751	617	9,368	13,194

Interest expense related to previous debt and replaced convertible debenture, in the amount of $1,219 for the year ended December 31, 2020 (December 31, 2019 – $1,274) is included in debenture and other financing expense in the consolidated statement of operations and comprehensive loss. In 2020, the Company issued 723,025 shares in lieu of $1,230 interest payable (December 31, 2019 – 308,502) and 1,431,982 (December 31, 2019 – 58,200) shares for the conversion of $3,938 of principal (December 31, 2019 – $291).

Mogo Inc.

Notes to the Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except per share amounts)

For the years ended December 31, 2020 and 2019

15.	Income taxes
(a)	Provision for income taxes

The major components of provision for income taxes are as follows:

	2020	2019
Current tax expense	—	—
Deferred tax expense	—	—
Provision for income taxes	—	—

The reconciliation of the provision for income taxes to the amount of income taxes calculated using statutory income tax rates applicable to the Company in Canada is as follows:

	2020	2019
Canadian federal and provincial recovery of income taxes using statutory rate of 27% (2019 – 27%,)	(3,630)	(2,653)
Change in unrecognized deductible temporary differences and unused tax losses	3,093	4,534
Permanent differences and other	537	(1,881)
Provision for income taxes	—	—

(b)	Deferred tax assets

As at December 31, the Company’s deferred tax assets are as follows:

	2020	2019
Unused tax losses	222	37

(c)	Deferred tax liabilities

As at December 31, the Company’s deferred tax liabilities are as follows:

	2020	2019
Convertible debentures	—	—
Deferred cost	222	37
	222	37

(d)	Deductible temporary differences and unused tax losses

Deferred tax assets have not been recognized because it is not probable that future taxable profit will be available against which the Company can use the benefits therefrom.

Mogo Inc.

Notes to the Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except per share amounts)

For the years ended December 31, 2020 and 2019

15.	Income taxes (Continued from previous page)

As at December 31, the Company has deductible temporary differences for which no deferred tax assets are recognized as follows:

	2020	2019
Property and equipment	2,946	2,103
Right-of-use assets, net lease liability	438	388
Intangible assets	10,346	3,205
Debentures	433	595
Convertible debentures	1,679	530
Financing costs	1,496	1,509
Research and development expenditures	1,437	1,437
Other	2,245	—
	21,020	9,767

In addition to the deductible temporary differences listed above, as at December 31, the Company has unused tax losses for which no deferred tax assets are recognized as follows:

	2020	2019
Expires 2024	610	610
Expires 2025	936	1,101
Expires 2026	2,112	2,136
Expires 2027	4,863	5,203
Expires 2028	2,064	2,064
Expires 2029	4,237	4,679
Expires 2030	3,698	3,698
Expires 2031	1,470	1,614
Expires 2032	3,772	4,854
Expires 2033	6,065	11,006
Expires 2034	7,416	8,420
Expires 2035	9,680	11,168
Expires 2036	18,713	18,886
Expires 2037	20,450	20,449
Expires 2038	20,214	20,214
Expires 2039	24,977	14,557
Expires 2040	169	—
	131,446	130,659

Mogo Inc.

Notes to the Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except per share amounts)

For the years ended December 31, 2020 and 2019

16.	Revenue

Subscription and services

	2020	2019
Revenue from contracts with customers	19,114	23,449
Other	—	1,862
Total	19,114	25,311

17.	Expenses by nature

	2020	2019
Personnel expense	12,677	14,402
Marketing	4,027	9,119
Depreciation and amortization	8,414	8,049
Hosting and software licenses	2,321	4,838
Credit verification costs	1,651	2,099
Professional services	1,407	1,201
Premises	1,010	2,402
Insurance and licenses	572	326
Other	2,279	2,236
	34,358	44,672

18.	Revaluation (gains) and losses

	2020	2019
Unrealized exchange (gain) loss	155	(296)
Change in fair value due to revaluation of derivative liability	8	570
Realized gain on investment portfolio	—	(294)
Unrealized loss (gain) on investment portfolio, net	2,249	(100)
Realized gain on other-receivable	(258)	—
Losses related to property and equipment	272	102
	2,426	(18)

Mogo Inc.

Notes to the Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except per share amounts)

For the years ended December 31, 2020 and 2019

19.	Other non-operating (income) expenses

	2020	2019
Gain on sale of loan book	(1,676)	—
Credit facility prepayment and related expenses	2,608	—
Convertible debenture early conversion	927	—
Gain on amendment of debentures	(765)	—
Government grant	(3,201)	—
Restructuring and other	938	543
	(1,169)	543

On February 28, 2020, Mogo completed the Liquid Sale and recognized a gain on sale of loan book amounting to $1,676 (refer to Note 4). On the same date, Mogo repaid and extinguished its Credit Facility – Liquid and recognized an early prepayment expense of $2,500 as a result of paying down the facility in advance of the maturity date (refer to Note 12). Mogo also recognized $108 of other related legal and termination expenses in connection with the transactions.

Due to the outbreak of COVID-19, the Government of Canada announced the Canadian Emergency Wage Subsidy (“CEWS”) to support companies that have experienced a certain level of revenue decline in their operations. Mogo has determined that it qualifies for the CEWS and has made an accounting policy election to record the grant on a gross basis. As a result, Mogo has recorded other non-operating income of $3,201 for the year ended December 31, 2020.

20.	Loss per share

Loss per share is based on consolidated comprehensive loss for the year divided by the weighted average number of shares outstanding during the year. Diluted loss per share is computed in accordance with the treasury stock method and is based on the weighted average number of shares and dilutive share equivalents.

The following reflects consolidated comprehensive loss and weighted average number of shares used in the basic and diluted loss per share computations:

	2020	2019
Loss attributed to shareholders	(13,445)	(10,825)
Basic weighted average number of shares (in 000s)	28,873	25,545
Basic and diluted loss per share	(0.47)	(0.42)

The outstanding stock options and warrants were excluded from the calculation of diluted loss per share because their effect is anti-dilutive.

Mogo Inc.

Notes to the Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except per share amounts)

For the years ended December 31, 2020 and 2019

21.	Capital management

The Company’s objectives when managing capital are to maintain financial flexibility in order to preserve its ability to meet financial obligations and continue as a going concern, and to deploy capital to provide future investment return to its shareholders.

The Company sets the amount and type of capital required relative to its assessment of risk and makes adjustments when necessary to respond to changes to economic conditions, the risk characteristics of the underlying assets, and externally imposed capital requirements. In order to maintain or modify its capital structure, the Company may issue new shares, seek other forms of financing, or sell assets to reduce debt.

The Company manages the following as capital:

	2020	2019
Share capital	106,730	94,500
Deficit	(115,054)	(101,609)
Credit facilities	37,644	76,472
Debentures	43,442	44,039
Convertible debentures	8,751	12,373

There have been no changes in the Company’s capital management objectives, policies and processes during the year. There are certain capital requirements of the Company resulting from the Company’s credit facility that include financial covenants and ratios. Management uses these capital requirements in the decisions made in managing the level and make-up of the Company’s capital structure. The Company was in compliance with all of the financial covenants as at December 31, 2020 and December 31, 2019.

Changes in the share capital of the Company over the year ended December 31, 2020 are mainly attributed to the, conversion of convertible debentures and related interest conversion and the conversion of stock options and RSUs, as disclosed in Note 14 and Note 25, respectively.

Change in the credit facilities of the Company over the year ended December 31, 2020 is primarily related to the repayment and extinguishment of its Credit Facility – Liquid, which held a principal outstanding balance of approximately $28,683 immediately prior to derecognition.

Mogo Inc.

Notes to the Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except per share amounts)

For the years ended December 31, 2020 and 2019

22.	Business combination

Acquisition in 2019:

On June 21, 2019, Mogo Finance and the Company, formerly named Difference Capital Financial Inc. (“Difference”), completed a plan of arrangement (the “Business Combination”). Under the Business Combination, Mogo Finance amalgamated with a wholly-owned subsidiary of Difference. In connection with the Business Combination, Difference was continued into British Columbia and changed its name to Mogo Inc. and continues to execute on Mogo Finance’s vision of building the leading fintech platform in Canada.

Under the Business Combination, each outstanding common share of Mogo Finance, excluding the 2,549,163 Mogo Finance common shares held by Difference immediately prior to consummation of the Business Combination, was exchanged for one common share of the Company. All of Mogo Finance’s outstanding convertible securities became exercisable or convertible, as the case may be, for common shares in the Company. The Business Combination provided Mogo Finance access to $10,246 in cash and a portfolio of investments, increasing the financial position and liquidity of the Company.

The Business Combination was accounted for as a reverse takeover under IFRS 3, where Mogo Finance was the accounting acquirer. Accordingly, these consolidated financial statements represent the continuing statements of Mogo Finance. The following table presents a reconciliation of the common shares outstanding immediately after the Business Combination:

Number of common shares
Mogo Finance common shares outstanding at June 20, 2019	24,101,405
Less: Mogo Finance common shares already held by Difference (not exchanged for common shares in Difference)	(2,549,163)
Difference common shares outstanding at June 20, 2019	5,725,821
Common shares of Mogo outstanding upon completion of the Business Combination	27,278,063
Common shares of Mogo Finance immediately before the Business Combination	24,101,405
Incremental issuance of common shares	3,176,658

In the period June 21, 2019 to December 31, 2019, the operations of Difference contributed revenue of $nil and net income of $283. If the acquisition had occurred on January 1, 2019, management estimates that proforma consolidated revenue would have been $68,143 and proforma consolidated net losses would have been ($8,514) for the year ended December 31, 2019. In determining these amounts, management has assumed the fair value adjustments, determined, that arose on the date of the Business Combination would have been the same if the acquisition had occurred on January 1, 2019.

The fair value of incremental common shares issued as consideration under the Arrangement was based on the June 20, 2019 closing price of a Mogo Finance common share on the TSX of $4.68 per share. Difference’s outstanding stock-based awards at the acquisition date became exercisable for common shares of the Company according to the provisions thereof. Since Mogo Finance is the accounting acquirer, these awards are accounted for as replacement awards. The estimated fair value of the replacement awards attributed to the pre-acquisition and post-acquisition service periods were $682 and $225, respectively, measured as at June 21, 2019. The pre-acquisition amount had been included as part of the total consideration.

Mogo Inc.

Notes to the Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except per share amounts)

For the years ended December 31, 2020 and 2019

22.	Business combination (Continued from previous page)

The previously disclosed provisional allocation of consideration to estimated fair values had been updated based on fair valuations completed on the investment portfolio as of the acquisition date. This resulted in a decrease of $1,100 to investment portfolio previously disclosed at $23,904 and a corresponding decrease to the gain on acquisition previously disclosed at $15,886. The following tables summarize the fair value of consideration transferred, and its final allocation to estimated fair values assigned to each major class of assets acquired and liabilities assumed at the June 21, 2019 acquisition date.

(a)	Purchase consideration:

Fair value of 3,176,658 incremental common shares issued	14,867
Fair value of replacement stock-based awards attributable to pre-acquisition service	682
Purchase consideration	15,549

(b)	Purchase price allocation:

Cash and cash equivalents	10,246
Prepaid expenses, deposits and other assets	60
Investment portfolio	22,804
Accounts payable and accruals	(2,775)
Fair value of net identifiable assets acquired	30,335
Purchase consideration	15,549
Gain on acquisition	14,786

The $14,786 gain on acquisition is expressed net of $1,645 transaction costs incurred in the consolidated statement of operations and comprehensive loss.

23.	Fair value of financial instruments

The fair value of a financial instrument is the price that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants which takes place in the principal (or most advantageous) market at the measurement date. The fair value of a liability reflects its non-performing risk. Assets and liabilities recorded at fair value in the consolidated statement of financial position are measured and classified in a hierarchy consisting of three levels for disclosure purposes. The three levels are based on the priority of the inputs to the respective valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). An asset or liability's classification within the fair value hierarchy is based on the lowest level of significant input to its valuation. The input levels are defined as follows:

•	Level 1: Unadjusted quoted prices in an active market for identical assets and liabilities.
•	Level 2: Quoted prices in markets that are not active or inputs that are derived from quoted prices of similar (but not identical) assets or liabilities in active markets.
•	Level 3: Unobservable inputs that are supported by little or no market activity and are significant to the estimated fair value of the assets or liabilities.

Mogo Inc.

Notes to the Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except per share amounts)

For the years ended December 31, 2020 and 2019

23.	Fair value of financial instruments (Continued from previous page)
(a)	Valuation process

The Company maximizes the use of quoted prices from active markets, when available. A market is regarded as active if transactions take place with sufficient frequency and volume to provide pricing information on an ongoing basis. Where independent quoted market prices are not available, the Company uses quoted market prices for similar instruments, other third-party evidence or valuation techniques.

The fair value of financial instruments determined using valuation techniques include the use of recent arm’s length transactions and discounted cash flow analysis for investments in unquoted securities, discounted cash flow analysis for derivatives, third-party pricing models or other valuation techniques commonly used by market participants and utilize independent observable market inputs to the maximum extent possible.

The use of valuation techniques to determine the fair value of a financial instrument requires management to make assumptions such as the amount and timing of future cash flows and discount rates and incorporate the Company’s estimate of assumptions that a market participant would make when valuing the instruments.

(b)	Accounting classifications and fair values

The following table shows the carrying amount and fair values of financial assets and financial liabilities, including their levels in the fair value hierarchy. It does not include fair value information for financial assets and financial liabilities not measured at fair value if the carrying amount is a reasonable approximation of fair value. There has not been any transfer between fair value hierarchy levels during the year. The fair value disclosure of lease liabilities is also not required.

		Carrying amount				Fair value
December 31, 2020	Note	Mandatorily at FVTPL	Financial asset at amortized cost	Other financial liabilities	Total	Level 1	Level 2	Level 3	Total
Financial assets measured at fair value
Investment portfolio:
Equities	8	18,445	—	—	18,445	—	154	18,291	18,445
		18,445	—	—	18,445
Financial assets not measured at fair value
Cash and cash equivalent		—	12,119	—	12,119	12,119	—	—	12,119
Loans receivable – current	5	—	54,978	—	54,978	—	54,978	—	54,978
Loans receivable – non-current	5	—	1,135	—	1,135	—	—	1,064	1,064
		—	68,232	—	68,232
Financial liabilities not measured at fair value
Accounts payable and accruals		—	—	7,843	7,843	—	7,843	—	7,843
Credit facilities	13	—	—	37,644	37,644	—	37,644	—	37,644
Debentures	14	—	—	40,658	40,658	—	40,658	—	40,658
Convertible debentures	15	—	—	8,751	8,751	—	8,751	—	8,751
		—	—	94,896	94,896

Mogo Inc.

Notes to the Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except per share amounts)

For the years ended December 31, 2020 and 2019

23.	Fair value of financial instruments (Continued from previous page)

		Carrying amount				Fair value
December 31, 2019	Note	FVTPL	Financial asset at amortized cost	Other financial liabilities	Total	Level 1	Level 2	Level 3	Total
Financial assets measured at fair value
Investment portfolio:
Equities	8	20,590	—	—	20,590	—	99	20,491	20,590
Partnership interest and other	8	200	—	—	200	—	—	200	200
		20,790	—	—	20,790
Financial assets not measured at fair value
Cash and cash equivalent		—	10,417	—	10,417	10,417	—	—	10,417
Loans receivable – current	5	—	69,949	—	69,949	—	69,647	—	69,647
Loans receivable – non-current	5	—	34,726	—	34,726	—	—	34,396	34,396
		—	115,092	—	115,092
Financial liabilities not measured at fair value
Accounts payable and accruals		—	—	11,254	11,254	—	11,254	—	11,254
Credit facilities	13	—	—	76,472	76,472	—	76,472	—	76,472
Debentures	14	—	—	44,039	44,039	—	44,867	—	44,867
Convertible debentures	15	—	—	12,373	12,373	—	12,373	—	12,373
		—	—	144,138	144,138

(c)	Measurement of fair values:
(i)	Valuation techniques and significant unobservable inputs

The Company has been closely monitoring developments related to COVID-19, including the existing and potential impact on its investment portfolio. As a result of the ongoing and developing COVID-19 pandemic and its resulting impact on the global economy, the Company believes that there is increased uncertainty to input factors on fair value of our Level 3 investments, including revenue multiples, time to exit events and increased equity volatility. See Note 18 for gain (loss) on investments related to the impact of COVID-19.

The following tables show the valuation techniques used in measuring Level 3 fair values for financial instruments in the statement of financial position, as well as the significant unobservable inputs used.

Mogo Inc.

Notes to the Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except per share amounts)

For the years ended December 31, 2020 and 2019

23.	Fair value of financial instruments (Continued from previous page)

Financial instrument measured at FV

Type	Valuation technique	Significant unobservable inputs	Inter-relationship between significant unobservable inputs and FV
Investment portfolio:
Equities
Unlisted

• Price of recent investments in the investee company

• Implied multiples from recent transactions of the underlying investee companies

• Offers received by investee companies

• Revenue multiples derived from comparable public companies and transactions

• Option pricing model

• Third-party transactions • Revenue multiples • Balance sheets and last twelve-month revenues for certain of the investee companies • Equity volatility • Time to exit events

• Increases in revenue multiples increases fair value

• Increases in equity volatility can increase or decrease fair value depending on class of shares held in the investee company

• Increases in estimated time to exit event can increase or decrease fair value depending on class of shares held in the investee company

Partnership interest and others	• Adjusted net book value	• Net asset value per unit • Change in market pricing of comparable companies of the underlying investments made by the partnership

Loan receivable – non-current	• Discounted cash flows: Considering expected prepayments and using management’s best estimate of average market interest rates with similar remaining terms.	• Expected timing of cash flows • Discount rate 12%	• Changes to the expected timing of cash flow changes fair value • Increases to the discount rate can decrease fair value

Mogo Inc.

Notes to the Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except per share amounts)

For the years ended December 31, 2020 and 2019

23.	Fair value of financial instruments (Continued from previous page)

The following table presents the changes in fair value measurements of the Company’s investment portfolio recognized at fair value at December 31, 2020 and 2019 and classified as Level 3:

	December 31, 2020	December 31, 2019
Opening balance of Level 3 investments	20,691	—
Acquired in business combination with Difference	—	22,648
Addition	150	—
Disposal	—	(2,100)
Repayment of debenture	—	(14)
Unrealized exchange loss	(247)	(118)
Unrealized (loss) gain on investment portfolio	(2,303)	275
Balance of level 3 investments, end of year	18,291	20,691

(ii)	Sensitivity analysis

For the fair value of equity securities, reasonably possible changes at the reporting date to one of the significant unobservable inputs, holding other inputs constant, would have the following effects.

		Profit or loss
		Increase	Decrease
Investment portfolio:
31 December 2020		937	(937)
	Adjusted market multiple (5% movement)
31 December 2019		1,000	(1,000)

During the year ended December 31, 2020, there were no transfers of assets or liabilities within the fair value hierarchy levels.

24.	Nature and extent of risk arising from financial instruments

Risk management policy

In the normal course of business, the Company is exposed to financial risk that arises from a number of sources. Management’s involvement in operations helps identify risks and variations from expectations. As a part of the overall operation of the Company, Management takes steps to avoid undue concentrations of risk. The Company manages the risks as follows:

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counter‑party to a financial instrument fails to meet its contractual obligations and arises primarily from the Company’s loans receivable. The maximum amount of credit risk exposure is limited to the gross carrying amount of the loans receivable disclosed in these financial statements.

Mogo Inc.

Notes to the Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except per share amounts)

For the years ended December 31, 2020 and 2019

24.	Nature and extent of risk arising from financial instruments (Continued from previous page)

The Company acts as a lender of unsecured consumer loans and lines of credit and has little concentration of credit risk with any particular individual, company or other entity, relating to these services. However, the credit risk relates to the possibility of default of payment on the Company’s loans receivable. The Company performs on‑going credit evaluations, monitors aging of the loan portfolio, monitors payment history of individual loans, and maintains an allowance for loan loss to mitigate this risk.

The credit risk decisions on the Company’s loans receivable are made in accordance with the Company’s credit policies and lending practices, which are overseen by the Company’s senior management. Credit quality of the customer is assessed based on a credit rating scorecard and individual credit limits are defined in accordance with this assessment. The consumer loans receivable are unsecured. The Company develops underwriting models based on the historical performance of groups of customer loans which guide its lending decisions. To the extent that such historical data used to develop its underwriting models is not representative or predictive of current loan book performance, the Company could suffer increased loan losses.

The Company cannot guarantee that delinquency and loss levels will correspond with the historical levels experienced and there is a risk that delinquency and loss rates could increase significantly.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due or will not receive sufficient funds from its third-party lenders to advance to the Company’s customers. The Company manages all liquidity risk through maintaining a sufficient working capital amount through daily monitoring of controls, cash balances and operating results. The Company’s principal sources of cash are funds from operations, which the Company believes will be sufficient to cover its normal operating and capital expenditures.

Mogo Inc.

Notes to the Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except per share amounts)

For the years ended December 31, 2020 and 2019

24.	Nature and extent of risk arising from financial instruments (Continued from previous page)

The Company’s accounts payable and accruals are substantially due within 12 months. The maturity schedule of the Company’s credit facilities, debentures, and convertible debentures are described below. Management’s intention is to continue to refinance any outstanding amounts owing under the credit facilities and debentures and will consider the issuance of shares in lieu of amounts owing under the convertible debentures, in each case as they become due and payable. The debentures are subordinated to the credit facilities which has the effect of extending the maturity date of the debentures to the later of contractual maturity or the maturity date of credit facilities. See Note 12 for further details.

($000s)	2021	2022	2023	2024	2025	Thereafter
Commitments - operational
Lease payments	1,396	1,308	1,297	1,206	1,240	2,727
Trade payables	4,041	—	—	—	—	—
Accrued wages and other expenses	3,802	—	—	—	—	—
Interest – Credit Facilities (note 13)	3,953	1,976	—	—	—	—
Interest – Debentures (note 14)	3,084	2,952	1,502	—	—	—
Purchase obligations	1,052	1,052	—	—	—	—
	17,328	7,288	2,799	1,206	1,240	2,727
Commitments – principal repayments
Credit Facility – Other (note 13)	—	37,644	—	—	—	—
Debentures (note 14)	2,054	2,183	19,971	19,234	—	—
	2,054	39,827	19,971	19,234	—	—
Commitments – extinguished subsequent to year end
Convertible debentures (1) (note 15)	8,751				—	—
	8,751	—	—	—	—	—
Total contractual obligations	28,133	47,115	22,770	20,440	1,240	2,727

(1) Subsequent to year end the Company converted all the outstanding convertible debenture into common shares of the Company, and there are no further interest payments related to convertible debentures.

Mogo Inc.

Notes to the Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except per share amounts)

For the years ended December 31, 2020 and 2019

24.	Nature and extent of risk arising from financial instruments (Continued from previous page)

Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises three types of risk: interest rate risk, currency risk and other price risk, such as equity price risk and commodity risk. Financial instruments affected by market risk include cash, investment portfolio, debentures, credit facilities and derivative financial liability.

Interest rate risk

Changes in market interest rates may have an effect on the cash flows associated with some financial assets and liabilities, known as cash flow risk, and on the fair value of other financial assets or liabilities, known as price risk. The Company is exposed to interest rate risk primarily relating to its credit facilities that bear interest fluctuating with LIBOR. The Credit Facility - Other has a LIBOR floor of 1.5%. As at December 31, 2020, LIBOR is 0.34% (December 31, 2019 – 1.74%). A 50-basis point change in LIBOR would not increase or decrease credit facility interest expense

The debentures and convertible debentures have fixed rates of interest and are not subject to interest rate risk.

Currency risk

Currency risk is the risk that changes in foreign exchange rates may have an effect on future cash flows associated with financial instruments. The Company is exposed to foreign currency risk on the following financial instruments denominated in U.S. dollars. A 5% increase or decrease in the U.S. dollar exchange rate would increase or decrease the unrealized exchange gain (loss) by $75.

(‘$000 in USD$)	December 31, 2020	December 31, 2019
Cash	107	322
Investment portfolio	6,171	7,060
Debentures	(5,105)	(5,020)

Other price risk

Other market price risk is the risk that the fair value of the financial instrument will fluctuate as a result of changes in market prices (other than those arising from interest rate risks or currency risk), whether caused by factors specific to an individual investment or its issuers or factors affecting all instruments traded in the market. Our investment portfolio comprises of non-listed closely held equity instruments which are not exposed to market prices. Fair valuation of our investment portfolio is conducted on a quarterly basis.

25.	Equity
(a)	Share capital

The Company’s authorized share capital is comprised of an unlimited number of common shares with no par value and an unlimited number of preferred shares issuable in one or more series. The Board is authorized to determine the rights and privileges and number of shares of each series.

As at December 31, 2020, there are 32,731,242 common shares and no preferred shares issued and outstanding.

Mogo Inc.

Notes to the Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except per share amounts)

For the years ended December 31, 2020 and 2019

25.	Equity (Continued from previous page)
(b)	Options

The Company has a stock option plan (the “Plan”) that provides for the granting of options to directors, officers, employees and consultants. The exercise price of an option is set at the time that such option is granted under the Plan. The maximum number of common shares reserved for issuance under the Plan is the greater of i) 15% of the number of common shares issued and outstanding of the Company and ii) 3,800,000. As a result of the Business Combination described in Note 22, there are an additional 536,000 options issued , which were granted pursuant to the Company’s prior stock option plan (the “Prior Plan”). These 536,000 options outstanding do not contribute towards the maximum number of common shares reserved for issuance under the Plan as described above.

Each option converts into one common share of the Company upon exercise. No amounts are paid or payable by the recipient on receipt of the option. The options carry neither right to dividends nor voting rights. Options may be exercised at any time from the date of vesting to the date of expiry. Options issued under the Plan have a maximum contractual term of eight years, and options issued under the Prior Plan have a maximum contractual term of ten years.

A summary of the status of the stock options and changes in the period is as follows:

	Options Outstanding (000s)	Weighted Average Grant Date Fair Value $	Weighted Average Exercise Price $	Options Exercisable (000s)	Weighted Average Exercise Price $
As at December 31, 2018	3,108		3.88	1,965	3.80
Options granted	817	1.86	4.06
Replacement awards (Note 23)	536	1.69	2.64
Exercised	(356)		2.16
Forfeited	(408)		5.11
As at December 31, 2019	3,697		4.05	2,833	4.12
Options granted	1,988	1.45	2.47
Exercised	(276)		1.59
Forfeited	(432)		2.86
As at December 31, 2020	4,977		3.07	2,965	3.47

The above noted options have expiry dates ranging from November 2021 to December 2029.

On June 10, 2020, Mogo modified the exercise price of 1,394,425 outstanding options previously granted to its employees to $1.56. The incremental modification expense arising from the repricing of these options was $397. Subsequently, Mogo modified a further 141,914 options previously granted to its employees resulting in an incremental modification expense of $88.

Options granted during the year ended December 31, 2020 include 150,000 options granted to non-employees and measured at the fair value of corresponding services received, rather than using the Black-Scholes option pricing model.

Mogo Inc.

Notes to the Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except per share amounts)

For the years ended December 31, 2020 and 2019

25.	Equity (Continued from previous page)

The fair value of each option granted was estimated using the Black-Scholes option pricing model with the following assumptions:

	For the year ended December 31, 2020	For the year ended December 31, 2019
Risk-free interest rate	0.32% - 0.39%	1.17% - 1.83%
Expected life	5 years	5 years
Expected volatility in market price of shares	72% - 77%	50%
Expected dividend yield	0%	0%
Expected forfeiture rate	15%	15%

These options generally vest either immediately or monthly over a three to four year period after an initial one year cliff. Volatility is estimated using historical data of comparable publicly traded companies operating in a similar segment.

Total share-based compensation costs related to options and RSUs for the year ended December 31, 2020 were $1,371 (2019 - $1,732).

(c)	Restricted share units

RSUs are granted to executives and other key employees. The fair value of an RSU at the grant date is equal to the market value of one of the Company’s common shares. Executives and other key employees are granted a specific number of RSUs for a given performance period based on their position and level of contribution. RSUs vest fully after three years of continuous employment from the date of grant and, in certain cases, if performance objectives are met as determined by the Board of Directors. The maximum number of shares which may be made subject to issuance under RSUs awarded under the RSU Plan is 500,000.

Details of outstanding RSUs as at December 31, 2020 are as follows:

Number of RSUs (000s)
Outstanding, December 31, 2018	246
Granted	—
Converted	(94)
Expired	(11)
Outstanding, December 31, 2019	141
Granted	—
Converted	(59)
Expired	(5)
Outstanding, December 31, 2020	77

Mogo Inc.

Notes to the Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except per share amounts)

For the years ended December 31, 2020 and 2019

25.	Equity (Continued from previous page)

(d)	Warrants

	Warrants Outstanding (000s)	Weighted Average Exercise Price $	Warrants Exercisable (000s)	Weighted Average Exercise Price $
As at December 31, 2018	1,779	2.66	982	2.42
Warrants exercised	(583)	2.05	—	—
As at December 31, 2019	1,196	2.96	598	2.96
Warrants granted	4,829	1.98	—	—
Warrants exercised	(990)	2.03	—	—
As at December 31, 2020	5,035	1.80	4,386	1.88

The 5,035,025 warrants outstanding noted above have expiry dates ranging from January 2021 to January 2023.

On October 7, 2020, Mogo issued 4,479,392 Debenture Warrants to its debenture holders in connection with the debenture amendments approved on September 30, 2020, at an exercise price of $2.03 per Debenture Warrant. The Debenture Warrants are exercisable at any time until December 31, 2022. During the year, 990,427 Debenture Warrants with a cash proceed of $2,011, were exercised into common shares. Refer to Note 13 for additional details.

On June 17, 2019, our lender exercised all of its warrants to purchase 583,333 of the Company’s common shares at an exercise price of $2.05 per share. The warrants were exercised via a net equity settlement option included in the warrant certificate. As a result, the warrants were net settled on a cashless basis, with reference to the $4.85 volume weighted average trading price (“VWAP”) of Mogo Finance’s common shares on the TSX for the 5 trading days prior to the exercise date. The cashless exercise resulted in the net issuance of 336,871 common shares, and also resulted in the extinguishment of the derivative financial liability, fair valued at $1,534 as at the exercise date, on the consolidated statement of operations and comprehensive loss.

On January 25, 2016, in connection with the original marketing collaboration agreement (the “Postmedia Agreement”) with Postmedia Network Inc. (“Postmedia”), Mogo issued Postmedia five-year warrants to acquire 1,196,120 common shares of Mogo at an exercise price of $2.96. 50% of the warrants were to vest in equal instalments over three years while the remaining 50% (the “Performance Warrants”) were to vest based on Mogo achieving certain quarterly revenue targets. Effective January 1, 2018, the Postmedia Agreement was amended and extended, with changes in the vesting terms of 598,060 Performance Warrants so that i) they vest equally over the remaining two years of the collaboration (50% in January 2020 and 50% in January 2021).

Effective January 1, 2020, Mogo amended and extended the Postmedia Agreement for an additional two years expiring on December 31, 2022. Under the amended and extended Postmedia Agreement, Postmedia receives a quarterly revenue share payment of $263, reduced from $527 in Q4 2019. Further, the contractual life of 50% of the warrants previously issued to Postmedia was extended to seven years such that the new expiry date is January 25, 2023. Mogo also granted Postmedia additional 3.5-year warrants (the “New Warrants”) to acquire 350,000 common shares of Mogo at an exercise price of $3.537, which will vest in equal instalments over three years.

On June 3, 2020, the Company entered into a further amendment with Postmedia pursuant to which Postmedia agreed to waive certain amounts payable by Mogo through December 31, 2020 in exchange for Mogo reducing the exercise price of the 1,546,120 common share purchase warrants previously issued to Postmedia, to $1.292.

Mogo Inc.

Notes to the Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except per share amounts)

For the years ended December 31, 2020 and 2019

25.	Equity (Continued from previous page)

On March 2, 2021, Postmedia exercised 1,196,120 warrants to purchase same number of Company’s common shares at an exercise price of $1.292 per share. Mogo received cash payment of $1.5 million pursuant to the exercise. The fair value of the warrants outstanding was estimated using the Black-Scholes option pricing model with the following assumptions:

	For the year ended December 31, 2020	For the year ended December 31, 2019
Risk-free interest rate	0.32% - 0.39%	0.64%-2.05%
Expected life	3.5 -7 years	5-7 years
Expected volatility in market price of shares	50% - 77%	50%-55%
Expected dividend yield	0%	0%
Expected forfeiture rate	0%	0%

26.	Cash flow changes from financing activities

Details of changes in financing activities for the year ended December 31, 2020 are as follows:

			Non-cash changes
	January 1, 2020	Cash flows	Conversion/ Other	Foreign exchange	Fair Value/ Amortization	December 31, 2020
Investment portfolio	20,790	150	—	(247)	(2,248)	18,445
Share capital	94,500	2,568	9,662	—	—	106,730
Lease liability	5,208	(444)	(428)	—	—	4,336
Credit facility	76,472	(39,050)	—	—	222	37,644
Debentures	44,039	(399)	(3,175)	(116)	309	40,658
Convertible debentures	12,373	—	(4,265)	—	643	8,751
Total	232,592	(37,175)	1,794	(363)	(1,074)	216,564

Details of changes in financing activities for the year ended December 31, 2019 are as follows:

			Non-cash changes
	January 1, 2019	Cash flows	Conversion/ Other	Foreign exchange	Fair Value/ Amortization	December 31, 2019
Share capital	75,045	770	18,685	—	—	94,500
Credit facility	76,465	(565)	—	—	572	76,472
Debentures	42,156	2,213	—	(330)	—	44,039
Convertible debentures	11,889	—	(276)	—	760	12,373
Lease liability	4,694	(833)	1,347	—	—	5,208
Derivative financial liability	964	—	(1,534)	—	570	—
Total	211,213	1,585	18,222	(330)	1,902	232,592

Mogo Inc.

Notes to the Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except per share amounts)

For the years ended December 31, 2020 and 2019

27.	Subsequent Events

Convertible debentures

On January 11, 2021, the Company converted all the outstanding convertible debentures as of that date into common shares as per its announcement on December 10, 2020 and accordingly issued 3,157,453 common shares. Refer Note 14 for additional details.

Business Combination

On January 25, 2021, Mogo completed its previously announced acquisition of all of the issued and outstanding securities of Carta Solutions Holding Corporation ("Carta") in exchange for 10.0 million common shares of Mogo with a fair value of $54.8 million based on Mogo's closing share price at the acquisition date.

Issue costs directly attributable to the issuance of the common shares have been netted against the deemed proceeds. Acquisition-related costs of $379 not directly attributable to the issuance of the common shares are included in other non-operating (income) expenses in the consolidated statement of operations and comprehensive loss and in operating cash flows in the statement of cash flows.

Carta is a leading provider of next generation digital payments solutions. Carta’s modern issuing platform is the engine behind innovative fintech companies and products around the globe, powering over 100 card programs and providing vital processing technology to industry leaders. Carta is currently operating in Europe, Asia and Canada and recently Carta announced its expansion into the United States and Japan.

The acquisition is expected to significantly expand Mogo’s total addressable market by entering the global payments market; increase revenue scale and accelerate the growth of its high-margin subscription and transaction-based revenue; and strengthen the Company’s digital wallet capabilities which includes the development of its peer-to-peer payment solution planned for 2021.

Mogo Inc.

Notes to the Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except per share amounts)

For the years ended December 31, 2020 and 2019

27.	Subsequent Events (Continued from previous page)

The following tables summarize the fair value of consideration transferred, and its allocation to estimated fair values assigned to each major class of assets acquired and liabilities assumed at the January 25, 2021 acquisition date.

January 25, 2021
$ 000's
Assets acquired:
Cash and cash equivalents	2,101
Trade and other receivables	878
Prepaid expenses and deposits	353
Property and equipment	270
Right-of-use assets	166
Intangible assets	628
Unallocated goodwill and intangible value	54,735
59,131
Liabilities assumed:
Accounts payable	1,739
Accrued and other liabilities	1,328
Deferred revenue	705
Debt	150
Lease liabilities	316
4,238

Net assets acquired at fair value	54,893

Share consideration	54,800

The purchase price allocation process was not completed at the publication date of the consolidated financial statements. The amounts allocated to goodwill and intangibles are preliminary and will be restated at a later date as the assessment of the identifiable intangible assets has not been completed.

Mogo Inc.

Notes to the Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except per share amounts)

For the years ended December 31, 2020 and 2019

27.	Subsequent Events (Continued from previous page)

Investment in Coinsquare Ltd (“Coinsquare”)

On February 11, 2021, the Company announced a strategic investment in Coinsquare, Canada’s premier cryptocurrency trading platform. On closing, Mogo will acquire 19.99% ownership of Coinsquare’s outstanding common shares on a post-transaction basis for total consideration of approximately $27.4 million in cash and 2.8 million Mogo common shares. As part of the transaction, Mogo also has a call option to acquire from existing shareholders, and certain existing shareholders of Coinsquare have a right to require Mogo to purchase, 3.2 million additional Coinsquare common shares, representing an additional 10% of the outstanding common shares of Coinsquare. Mogo’s call option may be exercised at the earliest on May 31, 2021 and expires 12 months subsequent to the closing date of the initial investment, subject to certain conditions. Coinsquare shareholders’ put right may be exercised at the earliest of 6 months subsequent to the closing date of the initial investment and expires 13 months subsequent to the closing date of the initial investment, subject to certain conditions.

Further, Mogo holds 7.2 million warrants exercisable at its option only, which would increase its total ownership interest up to over 40% in the event that these warrants, along with all aforementioned rights, are fully exercised.

Issuance of Common shares

On December 31, 2020, the Company announced the establishment of an at-the-market equity program (the “ATM Program”) pursuant to which the Company may, at its discretion and from time-to-time during the 12-month remaining term of its base shelf prospectus, sell such number of common shares as would result in aggregate proceeds to the Company of up to US$50million.

From January 7, 2020 until February 19, 2021, the Company sold a total of 1,524,759 common shares and raised an aggregate of US$14.98 million (net proceeds of US$14.4 million) under the ATM Program. On February 21, 2021, the Company terminated the ATM Program.

On February 24, 2021, the Company issued to certain institutional investors (the “Investors”) an aggregate of 5,346,536 common shares at a purchase price of US$10.10 per common share in a registered direct offering. The aggregate gross proceeds to the Company were approximately US$54 million (net proceeds of US$50.1 million). In a concurrent private placement, Mogo completed the issuance to the Investors of unregistered warrants to purchase up to an aggregate of 2,673,268 common shares at an exercise price of US$11 at any time prior to the date which is three and a half years following the data of issuance. The Company also issued 267,327 broker warrants in connection with the offering.

Proposed Acquisition of Moka

On March 23, 2021, the Company announced a binding letter of intent to acquire 100% of Moka Finance Technologies Inc. (“Moka”), one of Canada’s leading saving and investing apps, for 5,000,000 Mogo common shares in an all-stock transaction. The proposed acquisition brings differentiated saving and investing products to broaden Mogo’s wealth offering. The two companies expect to complete a definitive agreement and finalize the transaction in Q2 2021.